The Stock Exchange of Hong Kong [redacted] *no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and* [redacted] *whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announce*[redacted]

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTION WAIVER APPLICATION

On 8 July 2002, TVBSE and MBNS entered into an agreement pursuant to which MBNS appoints TVBSE as its advertising agent responsible for advertisements and sponsorship sales of the Channels in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004.

As the transactions under the agreement are to take place on an ongoing basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for the remainder of the term subject to a cap amount of HK$20 million and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the agreement will be included in the next published annual report and accounts of TVB during the continuance of the transaction.

DETAILS OF THE AGREEMENT

On 8 July 2002, TVBSE and MBNS entered into an agreement whereby MBNS appoints TVBSE as its advertising agent to be responsible for all advertising and sponsorship sales of the Channels in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004.

In return, TVBSE is entitled to a percentage share of the advertising fees net of discounts, commissions and bonus paid by MBNS to advertisers or advertising agents. In addition, MBNS will pay TVBSE a fixed amount to defray TVBSE's costs for establishing a sales team to work in conjunction with MBNS to handle all advertising and sponsorship sales.

REASONS FOR THE AGREEMENT

The directors of TVB, including the independent non-executive directors, consider that the terms of the agreement are fair and reasonable and in the interests of the shareholders of TVB, and the agreement is entered into in the ordinary and usual course of business and on normal commercial terms. By entering into the agreement, TVBSE is able to generate additional revenue for the Group.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBSE AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBSE is principally engaged in provision of satellite and subscription television programmes and advertising sales services.

MBNS is a private company involved in pay satellite television, multimedia and interactive businesses and operates the pay television service in Malaysia and has licensed a MBNS affiliate for distribution of the pay television service in Brunei.

CONTINUING CONNECTED TRANSACTION: WAIVER CONDITIONS

As the transactions under the agreement are to take place on an on-going basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue further press announcements for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount payable by MBNS under the agreement for each financial year of the Group shall not exceed the cap amount of HK$20 million or 3% of the book value of the consolidated net tangible assets of the Group as disclosed in its published consolidated accounts for each of the financial year ending on 31 December during the period from 2002 to 2004, whichever is the lower amount ("Cap Amount"). The amount of HK$20 million is projected on the basis of growth in advertising income and represents 0.64% of the net tangible assets of the Group as at 31 December 2001. The waiver will also be subject to the following conditions:

(a) the transactions shall be:

(i) entered into in the ordinary and usual course of business of TVB;

(ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

(iii) entered into in accordance with the terms of the agreement;

(b) the aggregate amount of the transactions under the agreement for each financial year of the Group shall not exceed the Cap Amount;

(c) the independent non-executive directors of TVB shall review the transactions under the agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the transactions have received the approval of TVB's board of directors;

(ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

(iii) the transactions have been entered into in accordance with the terms of the agreement; and

(iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the agreement as mentioned above are materially altered, or if the Group enters into new arrangements or agreements with MBNS in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS Limited, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued shares of Hsin Chi Broadcast Company Limited and 16.67% of the voting shares of TVB Publishing Holding Limited. MBNS is accordingly a connected person of TVB and the agreement constitutes connected transactions of TVB.

As the expected commission payable to TVBSE by MBNS pursuant to the agreement represents less than 3% of the net tangible assets of the Group, no shareholder approval is required and the agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. Details of the agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the transaction.

DEFINITIONS

"Channels"	Various channels broadcasted by MBNS in Malaysia and/or Brunei entitled Wah Lai Toi, AEC, TVB-8 channel, Xing He channel, TVBSA channel, other channels if requested by MBNS some of which belong to the companies within the Group
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia, being a connected person of TVB as described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"TVBSE"	TVB Satellite TV Entertainment Limited, a company incorporated in Bermuda and a wholly owned subsidiary of TVB

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

8 July 2002, Hong Kong

To: The U.S. Securities & Exchange Commission